(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

 (Expressed in Canadian Dollars)

 (Unaudited)

These financial statements have not been reviewed by the Company's auditors

DETOUR GOLD CORPORATION
(A DEVELOPMENT STAGE COMPANY)
Balance Sheets
(Unaudited - Expressed in Canadian Dollars)

	September 30	December 31
	2007	2006
ASSETS

Current assets
Cash and equivalents	$24,870,990	$8,022,023
Amounts receivable and prepaids	830,637	72,225
	25,701,627	8,094,248

Deferred transaction costs	–	453,800
Equipment (note 4(b))	88,361	–
Equipment under capital leases (note 4(a))	139,121	–
Mineral property interests (note 5)	108,194,080	1,000,000

	$134,123,189	$9,548,048

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$2,579,506	$611,842
Amounts due to related parties (note 7)	11,510	24,225
Current portion of capital lease obligation (notes 4(a) and 9)	28,393	–
	2,619,409	636,067

Capital lease obligation (notes 4 and 9)	112,956	–
Future income tax liability (note 8)	31,815,000	–
	31,927,956	–

Shareholders' equity
Share capital (note 6)	112,592,122	5,000
Subscription receipts, net of costs	–	9,494,141
Contributed surplus (note 6(d))	1,695,085	–
Deficit	(14,711,383)	(587,160)
	99,575,824	8,911,981
Nature and continuance of operations (note 1)
Commitments (note 9)
Subsequent events (note 10)

	$134,123,189	$9,548,048

The accompanying notes are an integral part of these financial statements

Approved by the Board of Directors

/s/ Gerald S. Panneton	/s/ Ronald W. Thiessen

Gerald S. Panneton	Ronald W. Thiessen
Director	Director

DETOUR GOLD CORPORATION
(A DEVELOPMENT STAGE COMPANY)
Statements of Operations
(Unaudited - Expressed in Canadian Dollars)

	Three months	Nine months
	ended	ended
	September 30	September 30
	2007	2007

Expenses
Amortization	$850	$1,700
Conference and travel	50,157	158,416
Consulting	27,389	60,883
Exploration (schedule)	5,105,617	12,450,997
Interest expense	4,360	10,741
Legal, accounting and audit	(228,629)	169,694
Office and administration	315,879	807,711
Regulatory, trust and filing	3,560	50,278
Shareholder communications	53,839	211,270
Stock-based compensation - exploration (note 6(c))	60,125	466,582
Stock-based compensation - operations and administration (note 6(c))	687,788	1,107,357
	6,080,935	15,495,629

Other expenses (income)
Foreign exchange loss	386	456
Interest income	(304,713)	(881,862)
	(304,327)	(881,406)

Loss for the period before income taxes	(5,776,608)	(14,614,223)
Income tax benefit (note 8)	–	490,000

Loss for the period	$(5,776,608)	$(14,124,223)

Basic and diluted loss per common share	$(0.14)	$(0.39)

Weighted average number of
common shares outstanding	40,316,432	36,190,394

Statement of Deficit
(Unaudited - Expressed in Canadian Dollars)

Nine months
ended
September 30
2007
Deficit, beginning of period	$(587,160)
Loss for the period	(14,124,223)
Deficit, end of period	$(14,711,383)

The accompanying notes are an integral part of these financial statements

DETOUR GOLD CORPORATION
(A DEVELOPMENT STAGE COMPANY)
Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months	Nine months
	ended	ended
	September 30	September 30
Cash provided by (used for)	2007	2007

Operating activities
Loss for the period	$(5,776,608)	$(14,124,223)
Items not involving cash
Amortization	8,358	24,134
Future income tax benefit (note 8)	–	(490,000)
Stock-based compensation	747,913	1,573,939
Changes in non-cash working capital items
Amounts receivable and prepaids	(295,384)	(758,412)
Accounts payable and accrued liabilities	1,714,325	1,967,664
Balances due to (from) related parties	(519,042)	(12,715)
	(4,120,438)	(11,819,613)

Investing activities
Acquisition of mineral property interests	–	(4,750,000)
Purchase of equipment	(69,660)	(90,061)
	(69,660)	(4,840,061)

Financing activities
Common shares issued for cash	255,255	36,334,603
Share issuance costs	(305,876)	(2,805,756)
Principal payments on capital leases	(6,689)	(20,206)
	(57,310)	33,508,641

Increase (decrease) in cash and equivalents during the period	(4,247,408)	16,848,967
Cash and equivalents, beginning of period	29,118,398	8,022,023

Cash and equivalents, end of period	$24,870,990	$24,870,990

Non-cash items
Common shares issued pursuant to acquisition of Detour Lake Property (note 5(a))	$–	$70,000,000
Warrants issued as share issuance costs (note 6(e))	$–	$395,000
Contributed surplus on exercise of stock warrants (note 6(d))	$273,854	$–
Future income tax arising from acquisition of Detour Lake Property (note 5(a))	$–	$32,305,000
Equipment acquired under capital lease (note 4(a))	$–	$161,555

The accompanying notes are an integral part of these financial statements

DETOUR GOLD CORPORATION
(A DEVELOPMENT STAGE COMPANY)
Schedule of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

				Three months	Nine months
	Massicotte,	Detour Lake,	Block A,	ended	ended
	Quebec,	Ontario,	Ontario,	September 30,	September 30,
	Canada	Canada	Canada	2007	2007

Expenses
Air transport	$12,434	$26,794	$–	$39,228	$83,743
Amortization	–	7,508	–	7,508	22,434
Assay and analysis	–	597,016	18,834	615,850	1,210,566
Drilling	–	2,926,724	(45,586)	2,881,138	7,252,796
Engineering	–	44,026	–	44,026	97,020
Environmental	–	88,308	–	88,308	140,237
Equipment rentals and leases	–	4,438	2,918	7,356	30,317
Freight	–	–	–	–	18,600
Geological	39,777	239,211	34,185	313,173	945,031
Graphics	–	10,921	–	10,921	58,884
Property fees and assessments	–	119,484	5,147	124,631	409,733
Site activities	–	938,780	17,254	956,034	2,083,909
Travel and accomodation	–	7,166	10,278	17,444	97,727
Incurred during the period	52,211	5,010,376	43,030	5,105,617	12,450,997
Stock-based compensation	–	60,125	–	60,125	466,582
	52,211	5,070,501	43,030	5,165,742	12,917,579
Cumulative exploration expenses, beginning of the period	–	7,336,035	938,802	8,274,837	523,000
Cumulative exploration expenses, September 30, 2007	$52,211	$12,406,536	$981,832	$13,440,579	$13,440,579

The accompanying notes are an integral part of these financial statements

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Detour Gold Corporation (the "Company") was incorporated on July 19, 2006 under the Canada Business Corporations Act as 6600964 Canada Inc. On August 21, 2006, the Company's name was changed to Detour Gold Corporation. The principal business of the Company is the acquisition, exploration and development of mineral properties.

These financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurance that the Company will continue to obtain additional financial resources, achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will need to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a basis which could differ significantly from the going concern basis.

Operating results for the three month and nine month periods ended September 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007, or for any other period.

2.	BASIS OF PRESENTATION

These interim financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim financial statements should be read in conjunction with the Company's annual financial statements for the period from inception (July 19, 2006) to December 31, 2006, which have been filed on SEDAR at www.sedar.com.

The Company was incorporated in July 2006; consequently, no comparative figures are presented.

3.	SIGNIFICANT ACCOUNTING POLICIES

Except as disclosed below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company's financial statements for the period from inception to December 31, 2006.

(a)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

related equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses.

(b)	New accounting pronouncements

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3865, Hedges. These new standards resulted in no changes to amounts previously reported.

	(i)	Financial Instruments

Under the new standards, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as "held- for-trading", "available-for-sale" financial assets, "held-to-maturity", "loans and receivables", or "other" financial liabilities. Held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period. Available-for-sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period, unless the instrument is a cash flow hedge and hedge accounting applies, in which case changes in fair value are recognized in other comprehensive income.

	(ii)	Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income. Comprehensive income, composed of net income and other comprehensive income, is defined as the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income for the Company includes unrealized gains and losses on available-for-sale securities and changes in the fair market value of derivatives designated as cash flow hedges, all net of related income taxes. The components of comprehensive income are disclosed in the statement of operations and comprehensive income. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income ("AOCI") which is presented as a new category in shareholders' equity.

	(iii)	Hedging

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. As at and during the three month and nine month periods ended September 30, 2007, the Company had no hedges.

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

The application of these new standards has had no impact on the Company's financial statements as at and for the three month and nine month periods ended September 30, 2007, and as such, a statement of comprehensive income has not been included in these financial statements.

4.	EQUIPMENT AND EQUIPMENT UNDER CAPITAL LEASE

(a)	Equipment under capital lease

	September 30, 2007
		Accumulated
	Cost	amortization	Net book value
Vehicles	$161,555	$22,434	$139,121

December 31, 2006
Accumulated
	Cost	amortization	Net book value
Vehicles	$–	$–	$–

In January and February 2007, the Company leased four vehicles for the exploration activities at its properties. These capital leases each have three-year terms, expiring in 2009, with imputed interest rates of approximately 10.4% per annum. The leased vehicles are amortized on a straight-line basis over the lease term.

The future minimum lease payments required under these capital leases consist of:

Remainder of 2007	$10,405
2008	41,622
2009	114,977
167,004
Less: Amount representing interest	(25,655)
Capital lease obligation	141,349
Less: current portion	(28,393)
Balance of obligation – long term	$112,956

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

(b)	Equipment

	September 30, 2007
		Accumulated
	Cost	amortization	Net book value
Mobile equipment	$69,660	$–	$69,660
Furniture & fixtures	20,401	1,700	18,701
	$90,061	$1,700	$88,361

December 31, 2006
Accumulated
	Cost	amortization	Net book value
Mobile equipment	$–	$–	$–
Furniture & fixtures	–	–	–
	$–	$–	$–

5.	MINERAL PROPERTY INTERESTS

	Balance at		Balance at
	December 31,	Acquired during	September 30,
Property Acquisition Costs	2006	the period	2007

Detour Lake and Block A properties (note 5(a))	$1,000,000	$107,194,080	$108,194,080

	Balance at		Balance at
	inception	Acquired during	December 31,
Property Acquisition Costs	(July 19, 2006)	the period	2006

Detour Lake and Block A properties (note 5(a))	$–	$1,000,000	$1,000,000

(a)	Detour Lake and Block A Properties

In August 2006, the Company entered into an agreement and subsequent amending agreements (collectively, the "acquisition agreements") with Pelangio Mines Inc. ("Pelangio") pursuant to which Pelangio's Detour Lake and Block A properties would be acquired by the Company. Of the $5,000,000 cash payment to be made as partial consideration for these properties, $1,000,000 was paid in August 2006 in the form of a non-refundable deposit.

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

On January 31, 2007, the Company acquired the Detour Lake and Block A properties. The consideration paid to acquire the Detour Lake and Block A properties was as follows:

Issuance of 20,000,000 common shares, to Pelangio	$70,000,000
Cash payments, to Pelangio	5,000,000
Finders' fees	750,000
Related transaction costs	139,080
$75,889,080

The total acquisition cost was allocated as follows:

Mineral property interests	$108,194,080
Future income tax liability at acquisition	(32,305,000)
$75,889,080

The value of the common shares issued as partial consideration of the acquisition was determined based upon the closing market price of the Company as at the date of closing of the acquisition, January 31, 2007 ($3.50 per share).

Pursuant to the acquisition agreements, the Company and Pelangio agreed, for income tax purposes, to elect a transfer price jointly under the Income Tax Act at an amount of approximately $10,300,000.

6.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

	Number of
	common shares	Amount
Balance, December 31, 2006	5,000,000	$5,000
Shares issued in initial public offering ("IPO") (note 6(f))	10,000,000	35,000,000
Costs related to the initial public offering (note 6(f))	–	(3,515,476)
Shares issued to subscription receipt holders, net (note 6(f))	5,000,000	9,494,141
Shares issued to acquire the Detour Lake and Block A properties	20,000,000	70,000,000
(note 5(a))
Shares issued upon exercise of warrants	346,650	1,334,603
Fair value of stock warrants allocated to shares issued on exercise	–	273,854
Balance, September 30, 2007	40,346,650	$112,592,122

The common shares issued to Pelangio to acquire the Detour Lake and Block A properties were held in escrow until July 31, 2007. The 5,000,000 seed capital common shares issued upon inception, on July 19, 2006, were held in escrow until October 23, 2007 (note 10(a)).

(c)	Share purchase option plan

The Company has adopted a rolling stock option plan, whereby 10% of the Company's issued and outstanding share capital may be granted to officers, directors, employees and consultants of the Company. In January 2007, the Company granted 1,385,000 options exercisable at $3.50 per share until January 31, 2012. Vesting of these options is 30% on January 31, 2008, 30% on January 31, 2009, and 40% on January 31, 2010.

In June 2007, the Company granted 936,000 options exercisable at $6.09 per share until January 31, 2012. Vesting of these options is 30% on January 31, 2008, 30% on January 31, 2009, and 40% on January 31, 2010. A total of 120,000 options were canceled in the three month period ended September 30, 2007.

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

The continuity of share purchase options is as follows:

		Weighted
		average
	Number of	exercise
	options	price
Balance, December 31, 2006	–	$–
Granted	2,321,000	4.54
Cancelled	(120,000)	6.09
Balance, September 30, 2007	2,201,000	$4.46

Options outstanding and exercisable at September 30, 2007 were as follows:

	Volatility used in
	stock based		Number of	Number of
	compensation	Exercise	options	options
Expiry date	calculations	price	outstanding	exercisable
January 31, 2012	62%	$ 3.50	1,385,000	Nil
January 31, 2012	53%	$ 6.09	816,000	Nil
Total	58%		2,201,000	Nil
Average exercise price			$ 4.46	$ n/a

The exercise prices of all share purchase options granted were at or above the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the nine months ended September 30, 2007, which have been reflected in the statement of operations, is as follows:

	Three months ended	Nine months ended
	September 30, 2007	September 30, 2007
Exploration
Engineering	$209,348	$210,653
Geological	(149,223)	255,929
Exploration	60,125	466,582
Administration	687,788	1,107,357
Total compensation cost recognized in	$747,913	$1,573,939
operations, credited to contributed surplus

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

The weighted-average assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Three months	Nine months
	ended	ended
	September 30	September 30
	2007	2007
Risk free interest rate	4.15%	4.15%
Expected life	1.9 years	1.9 years
Expected volatility	58%	58%
Expected dividends	Nil	Nil

(d)	Contributed surplus

Balance, December 31, 2006	$–
Non-cash stock-based compensation (note 6(c))	1,573,939
Warrants issued (note 6(e))	395,000
Warrants exercised (note 6(e))	(273,854)
Balance, September 30, 2007	$1,695,085

(e)	Warrants

The Company granted 500,000 common share warrants to agents in relation to the IPO (note 6(f)), with each warrant exercisable into one common share in the Company at an exercise price of $3.85 until January 31, 2008. The warrants have been recorded at an estimated fair value of $395,000, using the following assumptions: risk-free interest rate – 4%; expected life – 1 year; expected volatility – 62%; expected dividends – nil.

The continuity of the number of share purchase warrants is as follows:

Expiry date	January 31, 2008
Exercise price	$3.85
Balance, December 31, 2006	–
Issued	500,000
Exercised	(346,650)
Balance, September 30, 2007	153,350

(f)	Initial Public Offering

On January 31, 2007, the Company completed an initial public offering of 10,000,000 common shares on the Toronto Stock Exchange. The common shares were issued at a price of $3.50 per common share, for gross proceeds of $35,000,000. The Company paid the agents a cash commission, including expenses of $2,250,588 and 500,000 common share warrants (note 6(e)). In addition, $564,012 transaction costs were incurred in relation to the initial public offering, with

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

$249,292 paid during the three month period ended March 31, 2007 and the remainder paid in 2006. In conjunction with the IPO, subscription receipts were converted into common shares of the Company.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Due to related parties	September 30 2007	December 31 2006
Hunter Dickinson Inc. (a)	$11,510	$24,225
Pelangio Mines Inc. (b)	–	–
	$11,510	$24,225

Reimbursement for expenses and services rendered	Three months ended	Nine months ended
by third party	September 30, 2007	September 30, 2007
Hunter Dickinson Inc. (a)	$765,575	$1,586,103
Pelangio Mines Inc. (b)
Exploration costs incurred on behalf of the Company	$–	$1,533,840
Acquisition of Detour Lake and Block A properties	$–	$75,000,000
A director (c)	$2,400	$2,400

(a)	Hunter Dickinson Inc. ("HDI")

HDI is a private company which has certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated July 19, 2006. Balances receivable from, or payable to HDI, have arisen in the normal course of exploration work on the Company's mineral property and from the provision of ongoing administrative and technical services.

(b)	Pelangio Mines Inc. ("Pelangio")

On January 31, 2007, the Company acquired the Detour Lake and Block A properties from Pelangio through the issuance of common shares of the Company and cash, as described in note 5. Pelangio is a Canadian public company which, as a result of this share issuance, became a significant shareholder of the Company effective January 31, 2007. At December 31, 2006, the Company had a balance owing to Pelangio of $324,681.

In addition to the acquisition of these properties, the Company also paid to Pelangio $1,533,840 for exploration work conducted on a cost-recovery-only basis on the Company's behalf at the Detour Lake and Block A properties.

(c)	Director

During the three and nine months ended September 30, 2007, the Company paid $2,400 (2006 – $nil) to a director, for technical consulting services.

DETOUR GOLD CORPORATION
(A Development Stage Company)
Notes to Financial Statements
For the three and nine months ended September 30, 2007
(Unaudited - Expressed in Canadian Dollars)

8.	INCOME TAXES

During the period ended June 30, 2007, the federal government substantially enacted a 0.5% reduction in the tax rate applicable to the Company. Consequently, the Company recorded a recovery of future income taxes of $490,000.

The Company's exploration-related tax pools at September 30, 2007 total approximately $12 million (December 31, 2006 – $nil) and the Company's non-capital losses total approximately $1.5 million (December 31, 2006 – $nil). The Company has not concluded that it is more likely than not that the future income tax assets resulting from exploration pools and non-capital losses will be realized and has consequently recorded a valuation allowance corresponding to the full amount of these future income tax assets.

9.	COMMITMENTS

The following table lists the Company’s material contractual obligations over the next five years.

Contractual obligations		Remainder
		of					After
(in thousands of dollars)	Total	2007	2008	2009	2010	2011	2011
Long term debt	–	–	–	–	–	–	–
Capital lease obligations	$141	$7	$29	$105	–	–	–
Operating leases	$126	$12	$49	$49	$16	–	–
Purchase obligations	–	–	–	–	–	–	–
Other long term obligations
(excluding future income taxes)	–	–	–	–	–	–	–
Total	$267	$19	$78	$154	$16	–	–

10.	SUBSEQUENT EVENTS

(a)	Escrowed shares

Subsequent to September 30, 2007, the 5,000,000 seed capital common shares issued upon inception were released from escrow, on October 23, 2007 (note 6(b)).

(b)	Share purchase options

On October 15, 2007, a total of 100,000 share purchase options, exercisable at $8.91 and expiring on January 31, 2012, were granted to a consultant.